
07054092

COGNIZANT 2006 ANNUAL REPORT


RECEIVED

Partnering with clients: delivering on the vision.


Cognizant



Cognizant Technology Solutions (NASDAQ: CTSH) is a leading provider of information technology and business process outsourcing services, with a sharp focus on delivering information technology-enabled solutions that generate ever-increasing business value to our clients. We view each client relationship as a true partnership – our unique on-site/offshore model allows our teams to be aligned with a client's organization. Together, we strive to achieve a shared vision of performance that yields tangible returns in terms of innovation, growth and increased efficiencies.

From its founding, Cognizant was built with a global mindset. Today, this heritage has provided Cognizant with a significant market advantage. Because customers see globalization as a key element for their future success, they seek partners who can help them succeed in this journey. Cognizant is a uniquely qualified partner for these organizations.


Cognizant

To Our Stockholders:

2006 WAS A STRONG YEAR FOR COGNIZANT, as we again generated industry-leading growth, driving significant increases in revenue and net income. Just as important, we demonstrated the ability to scale our operations to support our rapid growth – maintaining our track record of excellence in execution for clients; adding new associates to our base of talented and highly motivated team members; and expanding the breadth and depth of our services, industry expertise and geographic reach.

We are particularly proud to have surpassed the $1 billion milestone in revenue. In fact, our revenue for 2006 was $1.424 billion, a record-setting level and a 61% increase over the $885.8 million achieved for the prior year. In 2006, GAAP net income was $232.8 million, or $1.55 per diluted share, rising from $166.3 million, or $1.13 per diluted share, for 2005.

It is also worth emphasizing that our roster of clients expanded to approximately 400, providing clear evidence of the desire of major global businesses to partner with Cognizant. The Company ended the year with 38,853 employees, an increase of approximately 60% over the prior year, underscoring our stature as an employer of choice in the global IT services industry.

The benefits gained through our long-term strategy of investing in growth can be seen throughout our organization during the past year.


Revenues
(in thousands)
$1,424,267
$885,830
$586,673
$368,231
$229,086
02 03 04 05 06
Operating Income
(in thousands)
$258,943
$177,616
$117,620
$72,312
$45,198
02 03 04 05 06
Stockholders' Equity
(in thousands)
$1,073,499
$714,145
$453,529
$274,070
$165,481
02 03 04 05 06
Employees
38,853
24,342
15,327
9,241
6,168
02 03 04 05 06

Growth in Vertical Business Segments

We continued to build and expand market-leading positions in key vertical sectors by deepening our domain expertise and further strengthening our range of IT solutions. Our financial services practice experienced 54% revenue growth in 2006, as we introduced new services and thus gained wallet share with clients in banking, insurance, asset and wealth management, and investment banking. Revenue in our healthcare and life sciences group rose 88% over the prior year, as we maintained a leadership position in the pharmaceutical sector and continued our strong performance with healthcare payors seeking to manage the increasing complexities and costs of reimbursement systems. Another key growth segment is the field of communications, information services, media and entertainment, where we have made a concerted effort to build domain knowledge in critical areas, such as rich media distribution and digital asset management. We nearly doubled our revenue in this segment last year, and now serve several of the top companies in publishing, broadcasting and advertising. In retail, manufacturing and logistics, revenue increased 37%, driven by particular strength in our ERP solutions, as many retail, manufacturing and logistics clients were looking to further leverage and transform their ERP backbones to drive ever increasing business value.

We continued to build and expand market-leading positions in key vertical sectors by deepening our domain expertise.

Expanding Global Footprint

The fact that we have been a global organization since our inception is one of the key factors in our ability to serve major multi-national clients. Throughout 2006, we continued to build our global delivery capacity. In Europe, where we see exciting long-term opportunities, we have enhanced our infrastructure by establishing regional management teams across the continent, with a mix of talented local employees and seasoned veterans from elsewhere in Cognizant's network. We also made healthy strides in China in the past year, where our team now serves more than a dozen clients, and we have begun a campus recruiting effort at top-tier Chinese universities to meet our long-term needs and those of our clients.

We have continued to invest significant resources to grow our infrastructure in India and now have facilities in eight cities, most recently Kochi, which opened in the fourth quarter. In a major investment designed to meet our clients' future needs, we have committed over $200 million to develop and expand state-of-the-art techno-complexes in the cities of Chennai, Coimbatore, Hyderabad, Kolkata and Pune. These new techno-complexes will add more than three million square feet with capacity for up to 30,000 new employees. Additionally, we continue to expand our capacity and capabilities in Bangalore, Kochi and Mumbai.

Enhancing Technology Solutions

During 2006, we continued to stay at the forefront of technology trends, broadening our range of solutions to bolster our ability to add value to our clients' businesses. One key area of focus is Service-Oriented Architecture (SOA), which enhances the ability of software and systems to function in a flexible manner, and where we have invested in people, processes and technology to assist clients in adopting SOA frameworks. We have also enriched our services in the area of Business Process Outsourcing (BPO), which helps clients manage end-to-end business processes. And we have continued to build upon our deep capabilities in SAP®, Microsoft and Oracle applications, providing a full range of product development, testing, implementation, maintenance, support and upgrade services.

To expand our IT Infrastructure Services business, we acquired AimNet Solutions, Inc. in September 2006. AimNet has established itself as a trusted partner in managing client infrastructures in such areas as WAN and LAN networks, Security, Internet Packet (IP) Telephony, Server and Application support, and many others. The acquisition is expected to accelerate our growth in this high-potential area, through the addition of AimNet's world-class Network Operations Center in Massachusetts, the adoption of the company's proven software platform, and its extremely capable management team.

Capability and Culture

We are proud of our success over the years in attracting the best and brightest to join the Cognizant team. Our ability to compete for highly qualified personnel reflects the strong appeal of our unique culture - a culture that empowers employees to make decisions in the best interests of our clients, values the sharing of knowledge across the organization, rewards performance, and provides ample career development opportunities.

As we continue to grow our business at a rapid pace, we have redoubled our efforts to recruit and retain the talent we will need now and in the future. Last year, we added over 14,500 net employees. In addition to engineers and other technically skilled staff, we added individuals with extensive domain expertise to support our growing vertical practices. We also hired a record number of MBAs from premier business schools in 2006.

To prepare team members for successful careers, we have invested in expanding the educational programs offered by our Cognizant Academy and delivered over 3.5 million hours of training. We have also formed an alliance with a finishing school in India to provide training for students in areas such as teamwork and communications, augmenting their technical skills. It is common practice in India for companies to make job offers to students as they complete the third year of a four-year academic program. To help these prospective employees make the transition to Cognizant and client work, we offer an on-campus training program during their final year of study.

2006 Awards

THE WALL STREET JOURNAL.

The Wall Street Journal names Cognizant as one of the best 5-year stock performers in its "Shareholder Scorecard."

February

Institutional Investor

Institutional Investor magazine selects Cognizant as one of the most shareholder-friendly companies in America.

February


GROWTH
COMPANIES
BusinessWeek

BusinessWeek names Cognizant #16 among its annual list of 100 Hot Growth Companies, the fifth year that Cognizant has been included.

June

FORTUNE

Cognizant is named to *Fortune's* list of 100 Fastest-Growing Companies for the fourth consecutive year.

September


S&P
500

Standard & Poor's adds Cognizant to its prestigious S&P 500 Index.

November


BusinessWeek

BusinessWeek ranks Cognizant #6 in its Tech Top 50 list.

December

2006
Stockholder
Letter

Francisco D'Souza
President and
Chief Executive Officer



Recognizing Results

Our ability to deliver solutions for our clients - and value for our stockholders - has been recognized by respected independent sources. In late 2006, Cognizant was added to the S&P 500 Index. We are honored to join this prestigious roster of leading publicly-traded companies in the U.S., many of which we count among our clients. The Company also was cited by *The Wall Street Journal* as one of the Best 5-Year Performers in its February 2006 "Shareholder Scorecard." *Institutional Investor* magazine included Cognizant in its listing of the top shareholder-friendly U.S. companies. We also were named to *Fortune* magazine's list of "100 Fastest Growing Companies" for the fourth consecutive year, and in the *BusinessWeek* ranking of "100 Hot Growth Companies."

Our ability to deliver solutions for our clients - and value for our stockholders - has been recognized by respected independent sources.

These accolades - and our track record of industry-leading growth - would not have been possible without the confidence placed in Cognizant by our clients, the talent and drive of our employees, and the loyalty of our stockholders. I also wish to thank Lakshmi Narayanan, whom I succeeded as President and CEO on January 1, 2007, for his tireless efforts over the years to build our Company and our leadership team. In his new role as Vice Chairman of our Board, Lakshmi will be an effective advocate for the Company in industry affairs and education issues. We are grateful for his contributions to our success and for his future guidance.

In 2007, we will continue our efforts to advance the globalization of our business; attract, retain and cultivate talented team members; and invest in the industry expertise, services and solutions that deliver value to our clients. We thank all of you for your support, and look forward to sharing the results of these efforts with you in the future.

Sincerely,

Francisco D'Souza
President and Chief Executive Officer


Partnering with clients: delivering on the vision.

Partnering with Clients

At Cognizant, we strive to build valuable partnerships with our clients, in which our shared purpose and commitment is to make their business stronger and more competitive. We believe this partnership approach is a key to our distinct value proposition - yielding superior results and an exceptional client experience.

Our ability to form such partnerships is a function of our unique on-site/offshore model. This model is constructed around teams that include relationship managers and consultants with strong industry skills embedded at the client's place of business, along with an equally capable delivery group based in one or more of our technology centers. Through this approach, we deliver deep domain expertise, as well as functionally rich technology offerings to our clients.

Importantly, the on-site and offshore members of the team are completely aligned in support of the client's mission, goals and objectives. Both parts of the team are equally accountable for delivering results based on the client's needs, and empowered to make decisions in the best interests of that client. This ensures a consistent global process, rapid time-to-market due to the integrated team structure, and high levels of client satisfaction.

Driving Return on Outsourcing

At Cognizant, we believe the true measure of success in outsourcing is not cost savings alone, but rather the ability to help our clients transform their businesses. Therefore, we have structured our processes to deliver superior total *Return on Outsourcing* for each client - not simply delivering the desired economies in the transaction area, but also enabling a company to innovate, expand and, ultimately, profit from additional revenue-generation opportunities.

The key to driving *Return on Outsourcing* is to ensure that our approach to service delivery is closely aligned with the client's overall IT agenda. This enables Cognizant to add the maximum value - beginning with the desired operational efficiencies of outsourcing, but then moving on to process effectiveness and, ultimately, technology-driven business innovation. We think of this as a process of *Transforming while Performing*™.

Recognizing our commitment to deliver a significant *Return on Outsourcing*, clients are increasingly willing to entrust more sophisticated services to us. By expanding the range of solutions we provide, Cognizant is able to move up the "value chain," making our services even more valuable to clients and driving our continued growth.

Our progressive approach to *Return on Outsourcing* emerged from a growing recognition that our vast accumulation of technology savvy and domain expertise could help clients accelerate business process improvements that drive increased market competitiveness. Through our close partnerships with clients, we have already demonstrated how the outsourcing of IT services delivery can contribute significant costs savings and facilitate improved operational flexibility and business agility. Clients are now asking us to take these contributions to another level by providing actionable insights that illustrate how to reinvest resources freed up from outsourcing to further advance their business objectives.

Team Players
Members of the Cognizant team are completely aligned in support of the client's mission, goals and objectives.



We strive to
build **valuable partnerships**
with our clients.



We are committed to
maintaining a
global delivery model.

Leveraging Global Delivery

Cognizant was born global. We are committed to maintaining a global delivery model to serve a multi-national client base, and to accessing the best pools of talent wherever they are available. Our global services delivery and development network today encompasses 34 locations in India, Asia, North America, Europe and Latin America. We currently operate out of 21 regional sales and business development offices, and further expansion is under way.

Our efforts to build our China operations offer a clear example of Cognizant's approach to global delivery. We established a foothold in China nearly two years ago, and our team there now numbers nearly 300. As we scale the China operation, we have taken steps to ensure that its process infrastructure is fully aligned with our other global delivery operations. We have transferred senior managers from India to enhance our abilities to instill our business practices in China. As we expand our global footprint into areas such as Latin America and Eastern Europe, we will continue our dedication to consistent, superior global delivery.

In today's market-driven global economy, knowledge pertaining to IT services can be easily transferred via technical universities, the Internet and other broadcast media, across national borders, breaking down geographic barriers that previously confined these activities to specific locales. Realizing this, Cognizant has elevated its outsourcing value proposition to transcend mere labor arbitrage and the related cost savings. Using intellectual arbitrage, Cognizant can now deliver IT services and IT-enabled specialized knowledge processes by tapping the most capable skilled resources distributed across the globe.

This has enabled us to move to the forefront of IT service providers and to become "atomically global," that is, able to divide client tasks into small components that can be executed in multiple locations worldwide depending on where they can best be performed. These tasks are then reassembled for delivery to the end-user. To do this successfully takes a great deal of operational discipline, technical acumen and codified development practices consistently applied at each Cognizant location.

Atomically Global
We divide client tasks into small components that can be executed in multiple locations worldwide and reassembled for delivery to the end-user.



Nurturing Talent

We continue to focus intensively on attracting and cultivating talent - the chief asset we rely upon to serve our clients' needs. Our investment in recruitment and professional development is designed to attract the best brains in our industry, provide the training necessary to make our people more valuable to clients, and foster a culture that rewards performance and professionalism.

To recruit the best talent available, we maintain extensive partnerships with numerous leading educational institutions. Not only are we active in campus recruiting, but Cognizant associates also are active in teaching at schools and colleges, which allows us to educate prospective employees about the Company and the industry. This process has been ongoing for several years in India, North America and Europe, and we have now begun campus recruiting in China, as well.

Enhancing the training available to our employees, we have recently begun investing in programs in tandem with a leading finishing school in India. These programs are designed to provide the additional education needed to transition recent university graduates to the workforce. In addition, we are intensifying the programs available through Cognizant Academy, offering continuous education through e-learning, and creating a satellite-based system of courses to give employees at multiple locations access to our faculty.

Campus Recruitment
To recruit the best talent available, we maintain extensive partnerships with numerous leading educational institutions.





We continue to focus intently on attracting and **cultivating talent.**

How has Cognizant been able to manage the dramatic pace of growth while maintaining superior quality service?

That is really the most important question - and an accomplishment of which we are truly proud. Our ability to grow while sustaining excellence in execution is a function of several factors. First, our business model is scalable, consisting of a strong front-end team that collaborates with the client, and is fully aligned with a solid back-end team focused exclusively on execution. Secondly, we have always invested in talent, adding employees ahead of need and working continuously to enhance their skills. Thirdly, a few years ago we organized ourselves around vertically-oriented business units in order to more closely align with our clients and also scale our business with continued quality. And we also have added managerial bandwidth, with strong managers who are empowered to run their businesses in a way that is highly responsive to client requirements.

Last, but not least, we never forget that our culture is based on teammates helping each other to serve clients; our employees can draw on talent and expertise anywhere in the Cognizant organization to find solutions. It is important for us to know that, no matter how quickly we grow, we are maintaining our culture of transparency, empowerment, meritocracy and motivation.

What are some of the competitive advantages that differentiate Cognizant from other IT services firms?

First and foremost, we truly believe our culture is a competitive advantage. We encourage employees to be as responsible as possible to the client and empower them to make decisions in the clients' best interests. Our collective mantra is "client first" and in our annual customer satisfaction survey this attribute is often cited by our clients as a distinctive part of the Cognizant experience.

Another competitive strength is our approach to partnering with clients. We aim to give our clients an experience different from other IT services firms by placing our team members on-site at client locations, where they become closely aligned with the client's organization and gain a first-hand understanding of their issues and needs. In our industry, the ability to deliver offshore services is a requirement, but the capacity to provide business solutions is a competitive distinction.

Finally, much of our competitive advantage comes down to our commitment to long-term growth - whether that means investing deeply in our industry and domain capabilities and knowledge, building three million square feet of techno-complexes in India, making acquisitions in important new service areas, increasing our resources in China and Europe or hiring relatively more MBAs than most companies in our industry. We always want to be sure that we have the capacity and capability to continually delight our clients.

How is the Company evolving its global delivery model to meet the demands of clients?

As we continue to build our global network, we consider both demand and supply - locating in geographies where we see rising client demand, while also building capacity in regions where there is a supply of talent. On the demand side, global delivery originally meant that the client wanted to outsource some operations to a service provider located in a place such as India. Then, it evolved so that different client processes could be distributed to different locations. Going forward, the complexity of clients' needs will require that a single project be broken up into many separate components, distributed around the world and reassembled.

To prepare for this environment, we are moving toward a multi-tiered model. We will have large-scale operations in countries such as India and China. But we also are developing a presence in regional centers where the talent pool can support smaller teams and stand in convenient proximity to our client base, for example Phoenix, Toronto or Buenos Aires. Finally, we will operate smaller in-country facilities as needed to serve specific clients that require a local presence.

What makes Cognizant a great company to work for?

Our industry-leading growth makes Cognizant a fast-paced, dynamic environment that is extremely attractive to employees. We also are a meritocracy, dedicated to providing opportunities as soon as a team member is ready to advance. The Company offers many avenues for professional growth - whether a person wants a technology-oriented career, or wishes to focus on a particular domain, or to move into relationship management, there is a well-defined career path.

Our "positive ecosystem" encourages employees to unleash their powers of innovation - with an open, transparent culture in which any associate can feel free to offer a better solution to a client's needs. The success of our efforts to build a rewarding work environment is clearly reflected in employee satisfaction scores, which have remained very strong during this phase of dramatic growth.

What are some examples of Cognizant's commitment to deliver innovation for clients?

We are continually creating new vertical and horizontal offerings. For example, we invested resources to help the information, media and entertainment sector meet the challenges of delivering digital content, and have won substantial business in that area. Within our existing vertical sectors, we created processes to help financial institutions manage the international capital and reporting requirements of BASEL II or MiFID in Europe, and assist pharmaceutical companies in addressing the cost pressures of their industry, such as product development and IP protections processes.

Another way that we extend the benefits of innovation to our clients is by developing reusable components that can quickly be applied to a variety of business needs, reducing time-to-market. For example, from our work with insurers, we developed a competency in policy enrollment processes. Our solutions in this area are now incorporated in the Cognizant Application Framework (CAFE), and can be adapted to future needs by clients in this industry segment or beyond.

We also developed an innovative knowledge culture. We took the radical approach of creating an entire "knowledge community." Rather



Executive Team
(counter clockwise, starting lower left)

Francisco D'Souza
President and
Chief Executive Officer

Lakshmi Narayanan
Vice-Chairman

Gordon Coburn
Chief Financial and
Operating Officer

Rajeev Mehta
Chief Operating Officer,
Global Client Services

Chandra Sekaran
President and Managing
Director, Global Delivery

photo credit source: Businessworld, photographer: R. A. Chandroo than try to collect key learnings in a central repository, we continually identify pockets of expertise throughout our organization, and have established a Web portal framework to give all associates ease of access to information across the enterprise.

How have you developed Cognizant's approach to delivering *Return on Outsourcing*?

Our approach came about because we were moving beyond cost-driven transactions and toward activities that drive business transformation. In other words, while clients initially come on board to take advantage of the cost-savings from outsourcing, they stay to enjoy the fruits of additional value and innovation.

That realization has led us to develop a method of measuring *Return on Outsourcing* that values not only the cost-saving aspect of a client engagement, but also the revenue benefits and profit growth opportunities generated through breakthrough initiatives.

Index to Financial Review

EXECUTIVE SUMMARY

In 2006, our revenues increased to $1,424.3 million compared to $885.8 million in 2005. Net income increased to $232.8 million or $1.55 per diluted share, including stock-based compensation expense, net of tax, equal to $0.16 per diluted share, during 2006. This is compared to $166.3 million or $1.13 per diluted share in 2005, which excludes stock-based compensation expense. In the fourth quarter of 2005, we completed the repatriation of $60 million of Indian earnings pursuant to the American Jobs Creation Act of 2004 (the Act), leading to a one-time tax benefit, included in our 2005 results, of approximately $12.4 million or $0.08 per diluted share. Excluding this one-time tax benefit, net income was $153.9 million or $1.05 per diluted share in 2005. The key drivers of our revenue growth in 2006 were as follows:

- strong performance of our Healthcare segment, which had year-over-year revenue growth of approximately 88%, and our Other segment which had year-over-year revenue growth of approximately 75%;
- expansion of our service offerings, which enabled us to cross-sell new services to our customers and meet the rapidly growing demand for complex large-scale outsourcing solutions;
- increased penetration at existing customers, including strategic customers. Specifically, 96% of our 2006 revenues were derived from customers who had been using our services at the end of 2005; and
- greater penetration of the European market.

During 2006, we saw increasing demand from our customers for a broad range of IT solutions, particularly high-performance web development initiatives and complex systems development engagements, testing, customer relationship management, or CRM, enterprise resource planning, or ERP, and data warehousing and business intelligence. We finished the year with approximately 400 active clients compared to 250 in 2005 and added 20 strategic clients in 2006 bringing the total number of our strategic clients to 87. We define a strategic client as one offering the potential to generate between $5 million and $40 million or more in annual revenues at maturity. Our top five and top ten customers accounted for approximately 29% and 39%, respectively, of our total revenues in 2006 as compared to approximately 34% and 46%, respectively, for the year ended December 31, 2005. As we continue to add new customers and increase our penetration at existing customers, we expect the percentage of revenues from our top five and top ten customers to continue to decline over time.

In Europe, we continue to experience strong growth. During 2006, our revenue from European customers increased by approximately 77.3% to approximately $183.9 million compared to approximately $103.7 million in 2005. In 2006, revenue from Europe, excluding the UK, increased by approximately $26.1 million or approximately 114.0% from approximately $22.9 million in 2005 to approximately $48.9 million in 2006. Europe will continue to be an area of heavy investment for us in 2007 as we see this region as a growth opportunity for the long term.

Our revenue growth is also attributed to increasing market acceptance of, and strong demand for, offshore IT services. Recent NASSCOM (India's National Association of Software and Services Companies) reports state that India's IT services export industry grew by 33% in the 12-month period ended March 31, 2006, and IT and IT Enabled export services are projected to grow 27% to 30% in the 12-month period ending March 31, 2007.

In 2006, our operating margin decreased to approximately 18.2% compared to 20.1% in 2005. Excluding stock-based compensation costs of approximately $29.9 million, operating margin in 2006 was approximately 20.3%. This was slightly above our historic targeted operating margin range, excluding stock-based compensation costs, of 19% to 20% of total revenues. Historically, we have invested the profitability above the 19% to 20% operating margin level, which excludes stock-based compensation, back into our business, which we believe is a significant contributing factor to our strong revenue growth. This investment is primarily focused in the areas of: (i) hiring client partners and relationship personnel with specific industry experience or domain expertise; (ii) training our technical staff in a broader range of IT service offerings; (iii) strengthening our business analytic capabilities; (iv) strengthening and expanding our portfolio of services; (v) continuing to expand our geographic presence for both sales and delivery, and (vi) recognizing and rewarding exceptional performance by our employees. In addition, we maintain a deep bench of resources, trained in a broad range of service offerings, in order to be well positioned to respond to our customer requests to take on additional projects. This also has an effect of reducing our operating margins and lowering our utilization levels. For 2007, we expect to continue to invest amounts in excess of our historic targeted operating margin levels back into the business.

We finished the year with a total headcount of approximately 38,800, an increase of approximately 14,500 over the prior year end. The increase in the number of our technical personnel and related infrastructure costs, to meet the demand for our services, are the primary drivers of the increase in our operating expenses in 2006. Annualized turnover, including both voluntary and involuntary, was approximately 15.7% for 2006. The majority of our turnover occurs in India. As a result, annualized attrition rates on-site at clients are below our global attrition rate. In addition, attrition is weighted toward the more junior members of our staff. We have experienced wage inflation in India, which may continue in the future; however, this has not had a material impact on our results of operations as Indian wages represent less than 20% of our total operating expenses.

We are continuing with our strategy of moving from leased facilities to owned facilities as a way of reducing overall operating costs. In November 2006, we announced the expansion of our existing India real estate development program to include over three million square feet of new space, which is inclusive of the 900,000 square feet of space that we added to our planned construction program in February 2006. The expanded program includes the expenditure of approximately $200 million through the end of 2008 on land acquisition, facilities construction and furnishings to build new fully-owned state-of-the-art development centers in regions primarily designated as Special Economic Zones located in Chennai, Pune, Kolkata, Hyderabad and Coimbatore, India.

In September 2006, we acquired AimNet Solutions, Inc. (AimNet), a U.S.-based managed infrastructure and professional services firm for initial net cash consideration of approximately $14.8 million. We completed this acquisition to strengthen our IT infrastructure management capabilities. We will continue to look for acquisitions that will strengthen our presence in a particular geographic area and increase our capabilities in a specific technology or industry.

At December 31, 2006, we had cash and cash equivalents and short-term investments of $648.2 million, an increase of approximately $224.2 million compared to December 31, 2005. Further, we had no third party debt and working capital of approximately $790.9 million at the end of 2006; accordingly, we do not anticipate any near-term liquidity issues.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payments" (SFAS No. 123R), utilizing the modified prospective method. SFAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees and non-employee directors based on the grant-date fair value of those awards. Under the modified prospective method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are recognized in net income in the periods after the date of adoption. Pre-tax stock-based compensation costs of $29.9 million were recorded for the year ended December 31, 2006. As of December 31, 2006, the total remaining unrecognized stock-based compensation cost related to non-vested stock options expected to vest amounted to approximately $56.2 million, which will be amortized over the weighted-average remaining requisite service period of 1.97 years. Prior to the adoption of SFAS No. 123R, we followed the intrinsic value method to account for our employee stock option plans and employee stock purchase plan in accordance with the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and Related Interpretations (APB No. 25), as allowed by SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Accordingly, no stock-based employee compensation cost was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed 15 percent. In accordance with the modified prospective method of adoption under SFAS No. 123R, prior period financial statements have not been restated to reflect stock-based compensation costs.

SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flow and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under the prior accounting rules.

CRITICAL ACCOUNTING ESTIMATES AND RISKS

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, we evaluate our estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes, valuation of goodwill and other long-lived assets, assumptions used in valuing stock-based compensation arrangements, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual amounts may differ from the estimates used in the preparation of the accompanying consolidated financial statements. Our significant accounting policies are described in Note 1 to the consolidated financial statements.

We believe the following critical accounting policies require a higher level of management judgments and estimates than others in preparing the consolidated financial statements:

Revenue Recognition. Revenues related to our fixed-price contracts are recognized as the service is performed using the percentage of completion method of accounting, under which the total contract revenue during the term of an agreement is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost (cost to cost method). Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions may result in increases or decreases to revenues and income and are reflected in the consolidated financial statements in the periods in which they are first identified.

Stock-Based Compensation. Effective January 1, 2006, we were required to account for stock-based awards in accordance with the fair value recognition provisions of SFAS No. 123R. Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options and the expected volatility of our stock. In addition, judgment is also required in estimating the income tax benefits related to the stock-based awards and the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially impacted.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative creditworthiness of each customer, historical collections experience and other information, including the aging of the receivables. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. Determining the consolidated provision for income tax expense, deferred tax assets and liabilities, and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. In the period of resolution, adjustments may need to be recorded that result in increases or decreases to income. Changes in the geographic mix or estimated level of annual pre-tax income, as well as newly enacted tax legislation in each of the jurisdictions where we operate can also affect the overall effective income tax rate.

On an on-going basis, we evaluate whether a valuation allowance is needed to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we will not be able to realize all or part of the net deferred tax asset in the future, we would increase or establish the valuation allowance, which would decrease income in the period such determination is made. In order for us to realize our deferred tax assets we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

Our Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961, is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park (STP) with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. The majority of the Company's STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March 2009. On March 31, 2006, the tax holiday expired for a second STP; however, the incremental Indian taxes due on the operating profits of this STP did not have a significant effect on our 2006 effective income tax rate as the percentage of Indian earnings subject to the tax holiday in India increased as a percentage of total Indian earnings in 2006. In anticipation of the complete phase out of the tax holidays in March 2009, we expect to locate a portion of our new development centers in areas designated as Special Economic Zones (SEZ). Development centers operating in SEZ will be entitled to certain income tax incentives for periods up to 15 years. Under current Indian tax law, export profits after March 31, 2009 from our existing STPs will be fully taxable at the Indian statutory rate (currently 33.66%) in effect at such time.

Prior to 2002, it was management's intent to repatriate all accumulated earnings from India to the United States; accordingly, we provided for deferred income taxes on all such undistributed earnings through December 31, 2001. During the first quarter of 2002, we made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, beginning in 2002, we intend to use Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to Accounting Principles Board Opinion No. 23, we no longer accrue incremental U.S. taxes on Indian earnings as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2006, the amount of unrepatriated Indian earnings and total foreign earnings, including unrepatriated Indian earnings, upon which no incremental U.S. taxes have been recorded is approximately $434.8 million and $457.6 million, respectively. If such post-2002 earnings are repatriated in the future or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings and pay taxes at a rate substantially higher than our overall effective income tax rate in 2006. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation or whether the amount of previously accrued deferred taxes on Indian earnings recognized prior to 2002 would require adjustment.

Goodwill. We evaluate goodwill for impairment at least annually, or as circumstances warrant. When determining the fair value of our reporting units, we utilize various assumptions, including projections of future cash flows. Any adverse changes in key assumptions about our businesses and their prospects or an adverse change in market conditions may cause a change in the estimation of fair value and could result in an impairment charge. As of December 31, 2006, our goodwill balance was approximately $27.2 million.

Long-Lived Assets. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, we will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such asset. The measurement for such an impairment loss is then based on the fair value of the asset. If such assets were determined to be impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Risks. Most of our IT development centers, including a majority of our employees, are located in India. Additionally, we operate in various countries in Europe and Asia. As a result, we may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local and cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers. We are also subject to risks associated with our overall compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The inability of our management and independent auditor to provide us with an unqualified report as to the adequacy and effectiveness of our internal controls over financial reporting for future year ends could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline. See Item 1A, "Risk factors" in our Annual Report on Form 10-K for the year ended December 31, 2006 for discussion of additional risks that may affect our business, opertions or financial results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed for the three years ended December 31, 2006:

(Dollars in thousands)

	2006	% of Revenues	2005	% of Revenues	2004	% of Revenues	Increase (Decrease) 2006	Increase (Decrease) 2005
Revenues	$1,424,267	100.0%	$885,830	100.0%	$586,673	100.0%	$538,437	$299,157
Cost of revenues[1]	787,923	55.3	479,915	54.2	319,810	54.5	308,008	160,105
Selling, general and administrative[2]	343,238	24.1	206,899	23.3	132,796	22.7	136,339	74,103
Depreciation and amortization	34,163	2.4	21,400	2.4	16,447	2.8	12,763	4,953
Income from operations	258,943	18.2	177,616	20.1	117,620	20.0	81,327	59,996
Other income (expense), net	18,868		7,656		4,475		11,212	3,181
Provision for income taxes[3]	45,016		19,006		21,852		26,010	(2,846)
Net income	$232,795	16.3	$166,266	18.8	$100,243	17.1	66,529	66,023

(1) Includes stock-based compensation expense for the year ended December 31, 2006 of $13,400 and is exclusive of depreciation and amortization expense.
(2)Includes stock-based compensation expense for the year ended December 31, 2006 of $16,534 and is exclusive of depreciation and amortization expense.
(3)Provision for income taxes for the year ended December 31, 2005 includes a one-time tax benefit of $12,411 in 2005 related to the repatriation of $60,000 of Indian earnings under the Act.

The following tables include certain non-GAAP financial measures, namely income from operations on a non-GAAP basis, excluding the impact of stock-based compensation resulting from the adoption of SFAS No. 123R, and net income on a non-GAAP basis, excluding the impact of a one-time tax benefit related to the repatriation of Indian earnings under the Act. These tables also include reconciliations of income from operations and net income presented in accordance with U.S. generally accepted accounting principles to these non-GAAP measures. For its internal management reporting and budgeting purposes, management uses financial statements that do not include stock-based compensation expense related to employee stock options and employee stock purchases, and exclude the income tax benefit related to the repatriation of Indian earnings for: financial and operational decision making, to evaluate period-to-period comparisons and for making comparisons of our operating results to that of our competitors. Further, management believes that the presentation of these non-GAAP financial measures provides useful information to investors because our consolidated statement of operations: (i) for the years ended December 31, 2005 and 2004 did not reflect the impact of the adoption of SFAS No. 123R and (ii) for the year ended December 31, 2005 included a one-time tax benefit of approximately $12.4 million related to the repatriation of $60 million of Indian earnings under the Act, and, therefore, the presentation of the non-GAAP financial measures enhances investors' ability to make period-to-period comparisons of our operating results. A reconciliation of income from operations as reported and non-GAAP income from operations excluding stock-based compensation expense is as follows for the year ended December 31:

(Dollars in thousands)

	2006	% of Revenues
Income from operations, as reported	$ 258,943	18.2 %
Add: Stock-based compensation expense	29,934	2.1
Non-GAAP income from operations, excluding stock-based compensation expense	$ 288,877	20.3 %

A reconciliation of net income as reported and net income on a non-GAAP basis, excluding the impact of a one-time tax benefit related to the repatriation of Indian earnings under the Act, is as follows for the year ended December 31:

(Dollars in thousands)

	2005	% of Revenues
Net income, as reported	$ 166,266	18.8 %
Less: Income tax benefit related to the repatriation of Indian earnings	12,411	1.4
Non-GAAP net income, excluding income tax benefit related to the repatriation of Indian earnings	$ 153,855	17.4 %

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue. Revenue increased by 60.8%, or approximately $538.4 million, from approximately $885.8 million during 2005 to approximately $1,424.3 million in 2006. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model among an increasing number of industries, continued strength in our customers' discretionary spending and greater penetration in the European market. Revenue from customers existing as of December 31, 2005 increased by approximately $477.3 million and revenue from new customers added since December 31, 2005 was approximately $61.1 million or approximately 4.3% of total revenues for the year ended December 31, 2006. In addition, revenue from European customers increased by $80.2 million during 2006. We had approximately 400 active clients as of December 31, 2006 as compared to approximately 250 active clients as of December 31, 2005. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services and Healthcare business segments accounted for approximately $238.9 million and $154.8 million, respectively, of the $538.4 million increase in revenue. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 61.4% and 60.2%, respectively, compared to 2005 and represented approximately 48.8% and 51.2%, respectively, of total revenues in 2006. No customer accounted for sales in excess of 10% of revenues in 2006 or 2005.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, stock-based compensation expense, payroll taxes, benefits, immigration and project-related travel for technical personnel, the cost of subcontracting and the cost of sales commissions related to revenues. Our cost of revenues increased by 64.2% or approximately $308.0 million, from approximately $479.9 million during 2005 to approximately $787.9 million in 2006. The increase was due to higher compensation and benefits costs of approximately $242.4 million and the inclusion in 2006 of stock-based compensation expense of approximately $13.4 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, stock-based compensation expense, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 65.3%, or approximately $149.1 million, from approximately $228.3 million during 2005 to approximately $377.4 million during 2006, and increased as a percentage of revenue from approximately 25.8% in 2005 to approximately 26.5% in 2006. The percentage increase in such expenses was due to stock-based compensation expense of approximately $16.5 million or 1.2% of revenues partially offset by the increased leverage achieved from increased revenues that resulted from our expanded sales and marketing activities in the current and prior years and the depreciation of the Indian Rupee versus the U.S. dollar.

Income from Operations. Income from operations increased 45.8%, or approximately $81.3 million, from approximately $177.6 million during 2005 to approximately $258.9 million during 2006, representing operating margins of approximately 18.2% of revenues in 2006 and 20.1% of revenues in 2005. The decrease in operating margin was due to stock-based compensation expense of approximately $29.9 million, or 2.1% of revenues, recorded in the year ended December 31, 2006. Excluding stock-based compensation expense, operating margin for the year ended December 31, 2006 was 20.3% of revenues.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $11.2 million is attributed to an increase in interest income of $8.6 million from approximately $9.0 million in 2005 to approximately $17.6 million in 2006 plus a period-over-period increase of approximately $2.6 million in income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due to higher invested global cash balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $19.0 million in 2005 to approximately $45.0 million in 2006. The effective income tax rate increased from 10.3% in 2005 to 16.2% in 2006. The increase in the effective income tax rate in 2006 is primarily attributed to the one-time benefit of approximately $12.4 million recorded in the fourth quarter of 2005 in connection with the repatriation of $60.0 million of Indian earnings under the Act. The effective income tax rate in 2005 excluding the one-time benefit was 17.0%, which decreased in 2006 primarily due to the overall growth in our business which resulted in a greater percentage of our Indian earnings falling under the income tax holiday.

Net Income. Net income increased from approximately $166.3 million in 2005 to approximately $232.8 million in 2006, representing 18.8% and 16.3% of revenues in 2005 and 2006, respectively. The decrease in net income as a percentage of revenues as compared to the prior year was primarily due to stock-based compensation expense recorded in 2006, representing 2.1% of revenues and the repatriation of Indian earnings in the fourth quarter of 2005, representing 1.4% of revenues, offset by the decrease in the overall effective income tax rate, excluding the effect of the repatriation, in 2006 equal to 0.2% of revenues and an increase in other income/expense, net, equal to 0.8% of revenues.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue. Revenue increased by 51.0%, or approximately $299.2 million, from approximately $586.7 million during 2004 to approximately $885.8 million in 2005. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model, our expanding range of service offerings which allowed us to access a larger share of our customers' IT budgets, continued strength in our customers' discretionary spending, increased revenue from existing customers and revenue from new customers added since December 31, 2004, including customers added from the acquisition of Fathom Solutions LLC (Fathom). Revenue from customers existing as of December 31, 2004 increased by approximately $228.0 million and revenue from new customers added since December 31, 2004 was approximately $71.2 million or approximately 8.0% of total revenues for the year ended December 31, 2005. We had approximately 250 active clients as of December 31, 2005 as compared to approximately 233 active clients as of December 31, 2004. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services segment accounted for approximately half of our year-over-year increase in revenue or approximately $150.5 million. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 59% and 44%, respectively, compared to 2004 and represented approximately 49% and 51%, respectively, of total revenues in 2005. No customer accounted for sales in excess of 10% of revenues in 2005. JPMorgan Chase accounted for 13.7% of our revenues in 2004.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration, relocation and project-related travel for technical personnel, the cost of subcontracting and the cost of sales commissions related to revenues. Our cost of revenues increased by 50.1% or approximately $160.1 million, from approximately $319.8 million during 2004 to approximately $479.9 million in 2005. The increase was due to higher compensation and benefits costs of approximately $132.5 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 53.0%, or approximately $79.1 million, from approximately $149.2 million during 2004 to approximately $228.3 million during 2005, and increased as a percentage of revenue from approximately 25.4% in 2004 to approximately 25.8% in 2005. The increase in such expenses in absolute dollars and as a percentage of revenues was due primarily to expenses incurred to expand our sales and marketing activities and increased infrastructure expenses to support our growth.

Income from Operations. Income from operations increased 51.0%, or approximately $60.0 million, from approximately $117.6 million during 2004 to approximately $177.6 million during 2005, representing essentially unchanged operating margins of approximately 20.1% of revenues in 2005 and 20.0% of revenues in 2004.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $3.2 million is attributed to an increase in interest income of $4.6 million from approximately $4.4 million during 2004 to approximately $9.0 million during 2005 partially offset by a $1.4 million year-over-year reduction in other income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due primarily to higher invested balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes decreased from approximately $21.9 million in 2004 to approximately $19.0 million in 2005. The effective income tax rate decreased from 17.9% in 2004 to 10.3% in 2005. The decrease in the effective income tax rate in 2005 is primarily attributed to the one-time benefit of approximately $12.4 million recorded in the fourth quarter of 2005 in connection with the repatriation of $60.0 million of Indian earnings under the Act. The effective income tax rate in 2005, excluding the one-time benefit was 17.0%, which decreased from the prior year primarily due to the overall growth in our business which resulted in a greater percentage of our Indian earnings falling under the income tax holiday.

Net Income. Net income increased from approximately $100.2 million in 2004 to approximately $166.3 million in 2005, representing 17.1% and 18.8% of revenues in 2004 and 2005, respectively. The increase in net income as a percentage of revenues as compared to the prior year was primarily due to the one-time tax benefit resulting from the repatriation of Indian earnings in the fourth quarter of 2005. Net income as a percentage of revenues excluding the one-time benefit was 17.4%.

RESULTS BY BUSINESS SEGMENT

Our reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry operating segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media and information services, telecommunications, and high technology operating segments. Our sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates Cognizant's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by our operating groups may affect revenue and operating expenses to differing degrees. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock-based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics and Other reportable segments for the years ended December 31, 2006, 2005 and 2004 are as follows:

(Dollars in thousands)				2006		2005	
	2006	2005	2004	Increase	%	Increase	%
Revenues:							
Financial services	$679,901	$440,958	$290,432	$238,943	54.2%	$150,526	51.8%
Healthcare	330,860	176,102	116,370	154,758	87.9	59,732	51.3
Manufacturing/retail/logistics	209,703	152,536	105,328	57,167	37.5	47,208	44.8
Other	203,803	116,234	74,543	87,569	75.3	41,691	55.9
Total revenues	$1,424,267	$885,830	$586,673	$538,437	60.8	$299,157	51.0
Segment Operating Profit:							
Financial services	$254,115	$153,542	$104,074	$100,573	65.5%	$49,468	47.5%
Healthcare	135,374	71,226	47,294	64,148	90.1	23,932	50.6
Manufacturing/retail/logistics	73,443	46,210	38,842	27,233	58.9	7,368	19.0
Other	63,657	39,100	30,820	24,557	62.8	8,280	26.9
Total segment operating profit	$526,589	$310,078	$221,030	$216,511	69.8	$89,048	40.3

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Financial Services Segment

Revenue. Revenue increased by 54.2%, or approximately $238.9 million, from approximately $441.0 million during 2005 to approximately $679.9 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $220.7 million and approximately $18.2 million, respectively. Within the segment, growth was particularly strong among our insurance customers, where revenue increased approximately $109.3 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased by 65.5%, or approximately $100.6 million, from approximately $153.5 million during 2005 to approximately $254.1 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues and achieving operating efficiencies, including continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 87.9%, or approximately $154.8 million, from approximately $176.1 million during 2005 to approximately $330.9 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $140.6 million and approximately $14.2 million, respectively. Within the segment, growth was particularly strong among our life sciences customers, where revenue increased by approximately $74.1 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 90.1%, or approximately $64.1 million, from approximately $71.2 million during 2005 to approximately $135.4 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 37.5%, or approximately $57.2 million, from approximately $152.5 million during 2005 to approximately $209.7 million in 2006. The increase in revenue within the manufacturing, logistics and retail groups was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $48.9 million and approximately $8.3 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 58.9%, or approximately $27.2 million, from approximately $46.2 million during 2005 to approximately $73.4 million during 2006. The increase in segment operating profit was attributable primarily to increased revenues and achieving operating efficiencies, including continued leverage on prior sales and marketing investments.

Other Segment

Revenue. Revenue increased by 75.3%, or approximately $87.6 million, from approximately $116.2 million in 2005 to approximately $203.8 million in 2006. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2005 and customers added since such date was approximately $67.2 million and approximately $20.4 million, respectively. Within the segment, growth was particularly strong among our media and information services customers, where revenue increased approximately $37.3 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 62.8%, or approximately $24.6 million from approximately $39.1 million in 2005 to approximately $63.7 million in 2006. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continued investment in sales and marketing.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Financial Services Segment

Revenue. Revenue increased by 51.8%, or approximately $150.5 million, from approximately $290.4 million during 2004 to approximately $441.0 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenues from new customers. The increase in revenue from customers existing as of December 31, 2004 and customers added during 2005 was approximately $123.4 million and approximately $27.1 million, respectively. Within the segment, growth was particularly strong among our insurance customers, where revenue increased approximately $61.9 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased by 47.5%, or approximately $49.5 million, from approximately $104.1 million during 2004 to approximately $153.5 million during 2005. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing.

Healthcare Segment

Revenue. Revenue increased by 51.3%, or approximately $59.7 million, from approximately $116.4 million during 2004 to approximately $176.1 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenues from new customers. The increase in revenue from customers existing as of December 31, 2004 and customers added during 2005 was approximately $50.5 million and approximately $9.2 million, respectively. Within the segment, growth was particularly strong among our healthcare customers, where revenue increased by approximately $42.2 million over the prior year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 50.6%, or approximately $23.9 million, from approximately $47.3 million during 2004 to approximately $71.2 million during 2005. The increase in segment operating profit was attributable primarily to increased revenues partially offset by continuing investment in sales and marketing.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 44.8%, or approximately $47.2 million, from approximately $105.3 million during 2004 to approximately $152.5 million in 2005. The increase in revenue within the manufacturing, logistics and retail groups was primarily driven by continued expansion of existing customer relationships as well as revenues from new customers. The increase in revenue from customers existing as of December 31, 2004 and customers added during 2005 was approximately $39.2 million and approximately $8.0 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 19.0%, or approximately $7.4 million, from approximately $38.8 million during 2004 to approximately $46.2 million during 2005. The increase in segment operating profit was attributable primarily to increased revenues largely offset by significant investments in sales and marketing, client relationship and program management personnel, and program development to accelerate the acquisition and growth of new and existing clients.

Other Segment

Revenue. Revenue increased by 55.9%, or approximately $41.7 million, from approximately $74.5 million in 2004 to approximately $116.2 million in 2005. The increase in revenue was primarily driven by continued expansion of existing customer relationships as well as revenue contributed by new customers. The increase in revenue from customers existing as of December 31, 2004 and customers added during 2005 was approximately $14.8 million and approximately $26.9 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the on-site/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 26.9%, or approximately $8.3 million from approximately $30.8 million in 2004 to approximately $39.1 million in 2005. The increase in segment operating profit was attributable primarily to increased revenues largely offset by significant investments in sales and marketing, client relationship and program management personnel, and program development to accelerate the acquisition and growth of new and existing clients.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, we had cash and cash equivalents and short-term investments of $648.2 million. We have used, and plan to use, such cash for: (i) expansion of existing operations, including our offshore IT development centers; (ii) continued development of new service lines; (iii) possible acquisitions of related businesses; (iv) formation of joint ventures; and (v) general corporate purposes, including working capital. As of December 31, 2006, we had no third-party debt and had working capital of approximately $790.9 million as compared to working capital of approximately $509.6 million, with no third-party debt as of December 31, 2005. Accordingly, we do not anticipate any near-term liquidity issues.

Net cash provided by operating activities was approximately $252.9 million for the year ended December 31, 2006, $159.8 million for the year ended December 31, 2005 and $127.3 million for the year ended December 31, 2004. The increase in 2006 as compared to the prior year is primarily attributed to the increase in our net income in 2006 and the timing of payment of accrued expenses, offset, in part, by slower collections of receivables and the timing of billings of fixed-price contracts. Trade accounts receivable increased from approximately $96.4 million at December 31, 2004 to approximately $154.0 million at December 31, 2005 and to $259.2 million at December 31, 2006. Unbilled accounts receivable increased from approximately $14.2 million at December 31, 2004 to approximately $22.7 million at December 31, 2005 and to approximately $39.3 at December 31, 2006. The increase in trade accounts receivable during 2006 was due primarily to increased revenues and a higher number of days of sales outstanding. Unbilled receivables increased primarily due to increased revenue and the timing of milestone billings for certain fixed-price contracts. We monitor turnover, aging and the collection of accounts receivable through the use of management reports that are prepared on a customer basis and evaluated by our finance staff. At December 31, 2006, our days' sales outstanding, including unbilled receivables, was approximately 65 days as compared to 63 days as of December 31, 2005 and 59 days as of December 31, 2004.

Our investing activities used net cash of approximately $272.3 million for the year ended December 31, 2006, $204.5 million for the year ended December 31, 2005 and $112.7 million for the year ended December 31, 2004. The increase in each year was primarily related to increased investment of excess cash generated from operations in short-term investments to achieve a higher return on invested balances and greater investment to expand our offshore IT development centers.

Our financing activities provided net cash of approximately $82.9 million for the year ended December 31, 2006, $47.5 million for the year ended December 31, 2005 and $36.8 million for the year ended December 31, 2004. The increase in 2006 relates to the classification in 2006 of excess tax benefits on employee stock option exercises of approximately $33.2 million in financing activities as required by SFAS No. 123R. The increase in 2005 as compared to 2004 primarily related to a higher level of cash proceeds received from the exercise of stock options and employee purchases of stock.

We believe that our available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans, to make acquisitions and form joint ventures and to meet our long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases, our ability and willingness to accomplish acquisitions and joint ventures with capital stock, our continued intent not to repatriate earnings from India, our ability not to breach the Distribution Agreement with IMS Health, especially as it relates to our tax indemnities, and the availability of public and private debt and equity financing. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for United States dollars, that was settled in January 2005. We entered into this forward contract to manage a portion of our foreign currency risk related to Indian Rupee denominated asset balances, primarily cash investments, at our Indian subsidiary, Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of Cognizant India's financial statements into its functional currency, the United States dollar. Our objective was to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above. The forward contract was marked to market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on our consolidated statements of operations and comprehensive income.

Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

COMMITMENTS AND CONTINGENCIES

In November 2006, we announced the expansion of our existing India real estate development program to include over three million square feet of new space, which is inclusive of the 900,000 square feet of space that we added to our planned construction program in February 2006. The expanded program will include the expenditure of approximately $200 million through the end of 2008 on land acquisition, facilities construction and furnishings to build new fully-owned state-of-the-art development centers in regions primarily designated as Special Economic Zones located in Chennai, Pune, Kolkata, Hyderabad and Coimbatore, India. As of December 31, 2006, we had outstanding fixed capital commitments of approximately $57.7 million related to our existing India development center expansion program.

As of December 31, 2006, we had the following obligations and commitments to make future payments under contractual obligations and commercial commitments:

(in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 113,970	$ 24,361	$ 46,776	$ 35,359	$ 7,474
Fixed capital commitments[1]	57,695	57,695	–	–	–
Other purchase commitments[2]	8,488	8,488	–	–	–
Total	$ 180,153	$ 90,544	$ 46,776	$ 35,359	$ 7,474

(1) Relates to India IT development center expansion program.

(2) Other purchase commitments include, among other things, information technology, software support and maintenance obligations, as well as other obligations in the ordinary course of business that we cannot cancel or where we would be required to pay a termination fee in the event of cancellation.

In connection with the acquisition of substantially all the assets of Fathom, additional purchase price, not to exceed $16.0 million, payable in 2007, is contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007. We will fund such payment, if any, from operating cash flow.

Contingent purchase price payments relating to acquisitions are recorded when the contingencies are resolved. The contingent consideration, if paid, will be recorded as an additional element of the cost of the acquired company. Any additional payments relating to the achievement of post-acquisition financial and operating targets are expected to be funded by cash flows from operations.

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on our quarterly or annual operating results, cash flows, or consolidated financial position. Additionally, many of our engagements involve projects that are critical to the operations of our customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our application design, development and maintenance services, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances or will otherwise protect us from liability for damages. Although we have general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our quarterly and annual operating results, financial position and cash flows.

In connection with our split-off from IMS Health, we entered into a Distribution Agreement, dated January 7, 2003, with IMS Health, referred to as the Distribution Agreement. The Distribution Agreement provides, among other things, that IMS Health and we will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, we indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations we made to and were relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If we breach any of our representations in connection with the Distribution Agreement, the related indemnification liability could be material to our quarterly and annual operating results, financial position and cash flows.

FOREIGN CURRENCY TRANSLATION

Overall, we believe that we are not exposed to significant revenue risk resulting from movement in foreign exchange rates as approximately 86% of our revenues are generated from customers located in the United States. However, a portion of our costs in India are denominated in local currency and subject to foreign exchange rate fluctuations, which has an impact on our results of operations. In addition, a portion of our balance sheet is exposed to foreign exchange rate fluctuations, which results in non-operating foreign exchange gains and losses. On an ongoing basis we manage a portion of this risk by limiting our net monetary asset exposure to the Indian Rupee in our Indian subsidiary.

EFFECTS OF INFLATION

Our most significant costs are the salaries and related benefits for our programming staff and other professionals. Competition in India, the United States and Europe for professionals with advanced technical skills necessary to perform our services offered have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, we must adequately anticipate wage increases, particularly on our fixed-price contracts. There can be no assurance that we will be able to recover cost increases through increases in the prices that we charge for our services in the United States and elsewhere. We have experienced wage inflation in India; however, this has not had a material impact on our results of operations as Indian wages represent less than 20% of our total operating expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial statements.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions are effective for our first quarter 2007 financial statements with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 will have on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risk in the ordinary course of doing business as we transact or hold a portion of our funds in foreign currencies, particularly the Indian Rupee. Accordingly, we periodically evaluate the need for hedging strategies to mitigate the effect of foreign currency fluctuations. During July 2004, we entered into a foreign currency forward contract, with a six-month term and notional amount of $12.5 million, to sell the Indian Rupee for U.S. dollars, which was settled in January 2005. We may continue to enter into such instruments in the future to reduce foreign currency exposure to appreciation or depreciation in the value of certain foreign currencies. Other than the aforementioned forward contract, we have not engaged in hedging activities nor have we entered into off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

We do not believe we are exposed to material direct risks associated with changes in interest rates other than with our cash and cash equivalents and short-term investments. As of December 31, 2006, we had $648.2 million of cash and cash equivalents and short-term investments which are impacted almost immediately by changes in short-term interest rates. We limit our credit risk by investing in primarily AAA rated securities as rated by Moody's, Standard & Poor's and Fitch rating services and restricting amounts that can be invested with any single issuer.

FORWARD LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by us with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements, such as statements regarding anticipated future revenues or operating margins, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements which include general economic conditions and factors discussed in our most recent Annual Report on Form 10-K for the year ended December 31, 2006 and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Management

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this annual report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on its evaluation, our management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 31.

Francisco D'Souza
President and Chief Executive Officer
February 16, 2007

Gordon Coburn
Chief Financial and Operating Officer
February 16, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cognizant Technology Solutions Corporation:

We have completed integrated audits of Cognizant Technology Solutions Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting", that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 15, 2007

Consolidated Statements of Financial Position

(in thousands, except par values)

	At December 31,	
	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 265,937	$ 196,938
Short-term investments	382,222	227,063
Trade accounts receivable, net of allowances of $3,719 and $2,325, respectively	259,210	153,971
Unbilled accounts receivable	39,265	22,725
Deferred income tax assets	61,257	42,752
Other current assets	32,500	19,974
Total current assets	1,040,391	663,423
Property and equipment, net of accumulated depreciation of $95,539 and $64,736, respectively	220,154	146,982
Goodwill	27,190	18,223
Intangible assets, net	20,463	16,277
Deferred income tax assets, net	1,024	17,247
Other assets	16,759	7,741
Total assets	$ 1,325,981	$ 869,893
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 27,839	$ 16,420
Deferred revenue	19,401	14,707
Accrued expenses and other liabilities	202,263	122,668
Total current liabilities	249,503	153,795
Other noncurrent liabilities	2,979	1,953
Total liabilities	252,482	155,748
Commitments and contingencies (See Notes 11 and 12)		
Stockholders' equity:		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	–	–
Class A common stock, $.01 par value, 500,000 and 325,000 shares authorized, 142,513 and 139,346 shares issued and outstanding at December 31, 2006 and 2005, respectively	1,425	1,393
Additional paid-in capital	410,019	293,149
Retained earnings	650,277	417,482
Accumulated other comprehensive income	11,778	2,121
Total stockholders' equity	1,073,499	714,145
Total liabilities and stockholders' equity	$ 1,325,981	$ 869,893

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenues	$ 1,424,267	$ 885,830	$ 586,673
Operating expenses:			
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	787,923	479,915	319,810
Selling, general and administrative expenses	343,238	206,899	132,796
Depreciation and amortization expense	34,163	21,400	16,447
Income from operations	258,943	177,616	117,620
Other income (expense), net:			
Interest income	17,615	8,982	4,389
Other income (expense), net	1,253	(1,326)	86
Total other income (expense), net	18,868	7,656	4,475
Income before provision for income taxes	277,811	185,272	122,095
Provision for income taxes	45,016	19,006	21,852
Net income	$ 232,795	$ 166,266	$ 100,243
Basic earnings per share	$ 1.65	$ 1.22	$ 0.77
Diluted earnings per share	$ 1.55	$ 1.13	$ 0.70
Weighted average number of common shares outstanding – Basic	140,858	136,494	130,990
Dilutive effect of shares issuable as of period-end under stock option plans	9,704	10,401	11,566
Weighted average number of common shares outstanding – Diluted	150,562	146,895	142,556
Comprehensive income:			
Net income	$ 232,795	$ 166,266	$ 100,243
Foreign currency translation adjustments	9,657	(7,528)	5,649
Total comprehensive income	$ 242,452	$ 158,738	$ 105,892

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Class A Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance, December 31, 2003	128,674	$ 1,286	$ 117,811	$ 150,973	$ 4,000	$ 274,070
Foreign currency translation adjustments	–	–	–	–	5,649	5,649
Exercise of stock options	5,263	53	31,071	–	–	31,124
Tax benefit related to stock plans	–	–	36,799	–	–	36,799
Employee stock purchase plan	240	3	5,641	–	–	5,644
Net income	–	–	–	100,243	–	100,243
Balance, December 31, 2004	134,177	1,342	191,322	251,216	9,649	453,529
Foreign currency translation adjustments	–	–	–	–	(7,528)	(7,528)
Exercise of stock options	4,692	46	32,697	–	–	32,743
Tax benefit related to stock plans	–	–	49,705	–	–	49,705
Employee stock purchase plan	364	4	14,704	–	–	14,708
Acquisition	113	1	4,721	–	–	4,722
Net income	–	–	–	166,266	–	166,266
Balance, December 31, 2005	139,346	1,393	293,149	417,482	2,121	714,145
Foreign currency translation adjustments	–	–	–	–	9,657	9,657
Exercise of stock options	2,801	28	30,944	–	–	30,972
Tax benefit related to stock plans	–	–	35,568	–	–	35,568
Employee stock purchase plan	366	4	20,424	–	–	20,428
Stock-based compensation expense	–	–	29,934	–	–	29,934
Net income	–	–	–	232,795	–	232,795
Balance, December 31, 2006	142,513	$ 1,425	$ 410,019	$ 650,277	$ 11,778	$1,073,499

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 232,795	$ 166,266	$ 100,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,163	21,400	16,447
Provision for doubtful accounts	1,507	1,626	527
Deferred income taxes	(2,282)	(47,340)	(22,326)
Stock-based compensation expense	29,934	–	–
Tax benefit related to stock option exercises	35,568	49,705	36,799
Excess tax benefit on stock option exercises	(33,249)	–	–
Changes in assets and liabilities:			
Trade accounts receivable	(102,334)	(55,827)	(42,739)
Other current assets	(26,849)	(15,339)	(8,293)
Other assets	(8,419)	(1,294)	(3,495)
Accounts payable	10,817	2,208	1,546
Other current liabilities	81,225	38,355	48,624
Net cash provided by operating activities	252,876	159,760	127,333
Cash flows used in investing activities:			
Purchases of property and equipment	(104,734)	(71,770)	(46,581)
Purchases of short-term investments	(488,161)	(625,792)	(175,331)
Proceeds from maturity or sale of short-term investments	335,330	512,827	110,713
Acquisitions, net of cash acquired	(14,773)	(19,811)	(1,495)
Net cash used in investing activities	(272,338)	(204,546)	(112,694)
Cash flows from financing activities:			
Proceeds from issued shares	51,400	47,451	36,768
Excess tax benefit on stock option exercises	33,249	–	–
Repayment of acquired credit line and notes payable	(1,754)	–	–
Net cash provided by financing activities	82,895	47,451	36,768
Effect of currency translation on cash and cash equivalents	5,566	(5,023)	3,518
Increase (decrease) in cash and cash equivalents	68,999	(2,358)	54,925
Cash and cash equivalents, at beginning of year	196,938	199,296	144,371
Cash and cash equivalents, at end of year	$ 265,937	$ 196,938	$ 199,296
Supplemental information:			
Cash paid for income taxes during the year	$ 14,103	$ 17,354	$ 9,608

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of Business. Cognizant Technology Solutions Corporation ("Cognizant" or the "Company") is a leading provider of custom Information Technology ("IT") consulting and technology services as well as outsourcing services for Global 2000 Business companies located in North America, Europe and Asia. Cognizant's core competencies include Technology Strategy Consulting, Complex Systems Development, Enterprise Software Package Implementation, Data Warehousing & Business Intelligence, Application Testing, Application Maintenance, Infrastructure Management and Vertically-Oriented Business Process Outsourcing. The Company tailors its services to specific industries, and utilizes an integrated on-site/offshore business model. This seamless on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India.

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries for all periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents included time deposits of $5,914 at December 31, 2006 and $37,229 at December 31, 2005.

Short-Term Investments. The Company's short-term investments consist of time deposits which mature in less than one year, valued at cost, which approximates fair value and available-for-sale securities valued at fair value. Interest and amortization of premiums and discounts for debt securities are included in interest income. Available-for-sale securities consist primarily of auction-rate securities with auction rate reset periods of less than three months. The Company's investment in auction-rate securities consists of investment grade municipal and corporate debt securities.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each customer, historical collections experience and other information, including the aging of the receivables.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts.

Short-Term Financial Assets and Liabilities. Cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities are short-term in nature and, accordingly, their carrying values approximate fair value.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized. Deposits paid towards acquisition of long-lived assets and the cost of assets not put in use before the balance sheet date are disclosed under the caption "capital work-in-progress" in Note 4.

Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

Goodwill and Other Intangibles. The Company does not amortize goodwill, but instead tests goodwill at the reporting unit level for impairment at least annually or as circumstances warrant. If an impairment is indicated, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Other intangibles represent primarily customer relationships, assembled workforce and developed technology which are being amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets. The Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The impairment loss would equal the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts

(in thousands, except share and per share data)

that provide for highly complex information technology application development services are recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost (cost to cost method). Revenues related to fixed-priced contracts that provide solely for application maintenance services are recognized on a straight-line basis or as services are rendered or transactions processed in accordance with contractual terms. Expenses are recorded as incurred over the contract period. Volume discounts, if any, are recorded as a reduction of revenue over the contract period as services are provided.

Effective July 1, 2003, the Company adopted Emerging Issues Task Force ("EITF") Consensus 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). For contracts with multiple deliverables, the Company evaluates at the inception of each new contract all deliverables in an arrangement to determine whether they represent separate units of accounting. For arrangements with multiple units of accounting, primarily fixed-price contracts that provide both application maintenance and application development services and certain application maintenance contracts, arrangement consideration is allocated among the units of accounting, where separable, based on their relative fair values and revenue is recognized for each unit of accounting based on the Company's revenue recognition policy described above.

Fixed-price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed-price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates of certain fixed-price contracts are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. Warranty provisions generally exist under such contracts for a period of ninety days past contract completion and costs related to such provisions are accrued at the time the related revenues are recorded.

For all services, revenue is recognized when, and if, evidence of an arrangement is obtained and the other criteria to support revenue recognition are met, including the price is fixed or determinable, services have been rendered and collectibility is assured. Revenues related to services performed without a signed agreement or work order are not recognized until there is evidence of an arrangement, such as when agreements or work orders are signed or payment is received; however, the cost related to the performance of such work is recognized in the period the services are rendered.

The Company accounts for reimbursement of out-of-pocket expenses as revenues. Subcontractor costs are included in cost of services as they are incurred.

Accounting for Stock-Based Employee Compensation Plans. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment," utilizing the modified prospective method. SFAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements for awards of equity instruments to employees and non-employee directors based on the grant-date fair value of those awards, estimated in accordance with the provisions of SFAS 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. Under the modified prospective method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are recognized in net income in the periods after the date of adoption. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flow and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under the prior accounting rules.

Prior to the adoption of SFAS No. 123R, the Company followed the intrinsic value method to account for its employee stock option plans and employee stock purchase plan in accordance with the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and Related Interpretations ("APB No. 25"), as allowed by SFAS No. 123 and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Accordingly, no stock-based employee compensation

(in thousands, except share and per share data)

cost was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant and, with respect to the employee stock purchase plan, the discount did not exceed 15 percent. In accordance with the transitional provisions of SFAS 123R, operating results for 2005 and 2004 have not been restated. The Company historically reported pro forma results under the disclosure-only provisions of SFAS No. 123.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). The Company has elected to adopt the alternative transition ("short-cut") method provided in the FSP 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R. See Note 10 for additional information relating to the Company's stock plans and the adoption of SFAS 123R.

Foreign Currency Translation. The assets and liabilities of the Company's subsidiaries other than the Company's Indian subsidiary ("Cognizant India"), are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For Cognizant India, the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between Cognizant India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in the caption "other income (expense), net" on the Company's consolidated statements of operations and comprehensive income. Foreign currency transaction gains/(losses), which are included in the results of operations, totaled $1,202, $(1,339) and $73 for the years ended December 31, 2006, 2005 and 2004, respectively. Gains and losses from balance sheet translation are included in accumulated other comprehensive income on the consolidated statements of financial position and represents the only item included in such caption.

Foreign Currency Forward Contract. During July 2004, the Company entered into a foreign currency forward contract, with a six-month term and notional amount of $12,500, to sell the Indian Rupee for United States dollars that was settled in January 2005. The Company entered into this forward contract to manage a portion of its foreign currency risk related to Indian Rupee-denominated asset balances, primarily cash investments, at our Indian subsidiary, Cognizant India. Movement in the exchange rate for the Indian Rupee results in foreign currency gains or losses upon remeasurement of Cognizant India's financial statements into its functional currency, the U.S. dollar. The Company's objective was to reduce foreign currency exposure to appreciation or depreciation in the value of the Indian Rupee by offsetting a portion of such exposure with gains or losses on the forward contract, referred to above.

The Company accounted for this financial derivative in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This foreign currency contract did not qualify for hedge accounting under SFAS No. 133. Accordingly, the foreign currency forward contract was marked-to-market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on the Company's consolidated statements of operations and comprehensive income. The Company recorded a realized gain/(loss) on the foreign currency forward contract of $162 and $(989) for the years ended December 31, 2005 and 2004, respectively.

Use of Estimates. The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. On an on-going basis, management reevaluates these estimates. The most significant estimates relate to the recognition of revenue and profits based on the percentage of completion method of accounting for certain fixed-bid contracts, the allowance for doubtful accounts, income taxes and related deferred tax assets and liabilities, valuation of goodwill and other long-lived assets, assumptions used in determining the fair value of stock option awards, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The actual amounts may vary from the estimates used in the preparation of the accompanying consolidated financial statements.

(in thousands, except share and per share data)

Risks and Uncertainties. Principally, all of the Company's IT development centers, including a majority of its employees, are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. From time to time, the Company will engage in hedging transactions to mitigate its risks relating to foreign currency exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with terrorist activities and local or cross border conflicts, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, investments in short-term securities and trade accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with high credit quality financial institutions, invests in investment-grade short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Trade accounts receivables are dispersed across many customers operating in different industries; therefore, concentration of credit risk is limited.

Income Taxes. The Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. Tax benefits earned on exercise of employee stock options in excess of compensation charged to income are credited to additional paid-in capital.

Earnings Per Share ("EPS"). Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all potential dilutive common stock in the weighted average shares outstanding.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2006 presentation.

New Accounting Standards

In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The pronouncement prescribes an approach whereby the effect of all unrecorded identified errors should be considered on all of the financial statements rather than just either the effect on the balance sheet or the income statement. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions are effective for the Company beginning in the first quarter of 2007 with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 will have on its consolidated financial statements.

2. Acquisitions

In September 2006, the Company acquired AimNet Solutions, Inc. ("AimNet"), a U.S.-based managed infrastructure and professional services firm for initial net cash consideration of approximately $14,773 (net of cash acquired of $971, and including assumed debt of $1,754 and deal fees). The Company completed this acquisition to strengthen its IT infrastructure management capabilities.

(in thousands, except share and per share data)

In accordance with the provisions of SFAS No. 142, the Company has made a preliminary allocation of the purchase price to the tangible and intangible assets and liabilities acquired, pending the completion of an appraisal, which will provide additional information concerning asset and liability valuations. Accordingly, the allocations are subject to revision when the Company receives final information, including the appraisal and other analyses. As part of the preliminary allocation of the purchase price, the Company recorded approximately $8,534 of tax deductible goodwill and $6,750 of intangible assets, principally customer relationships and developed technology. Amortization of $496 related to amortizable intangible assets has been included in depreciation and amortization in the accompanying consolidated statements of income and comprehensive income for year ended December 31, 2006. The intangible assets are being amortized over a weighted average life of 4.6 years.

In April 2005, the Company acquired substantially all the assets of Fathom Solutions, LLC ("Fathom"), a U.S.-based company specializing in IT consulting in the telecommunications and financial services industries, for initial consideration of approximately $23,300 (including deal fees and consideration for delivery by sellers of net assets above the contractual target) in cash and stock. The Company made cash payments of approximately $18,600 and issued 113,225 shares of Class A common stock valued at $4,722 related to the acquisition. Additional purchase price, not to exceed $16,000, payable in 2007, is contingent on Fathom achieving certain financial and operating targets over the two years ended April 30, 2007 and will be recorded when the contingency is resolved. The Company completed this acquisition primarily to strengthen its service capabilities in the telecommunications industry. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values, including approximately $9,100 to goodwill and $6,750 to intangible assets, principally customer relationships. The intangible assets are being amortized over a weighted average life of 9.8 years.

On February 27, 2004, the Company acquired Ygyan Consulting Private Ltd. ("Ygyan"), an India-based SAP services provider, for $1,676. Ygyan was acquired to increase the Company's SAP service capabilities.

The Company has accounted for the acquisitions of AimNet, Fathom and Ygyan as business combinations under the provisions of SFAS No. 141, "Business Combinations". The operating results of AimNet, Fathom and Ygyan have been included in the consolidated financial statements of the Company, effective September 5, 2006, April 16, 2005 and February 27, 2004, respectively. The acquisitions in 2006, 2005 and 2004 were not material to the Company's operations, financial position or cash flows.

3. Short-Term Investments

The following is a summary of short-term investments:

	December 31, 2006	December 31, 2005
Available-for-sale securities:		
Auction-rate securities	$330,275	$219,425
Asset-backed securities	2,983	1,869
Agency discount notes	1,109	1,954
Commercial paper	8,044	797
Corporate bonds	1,001	3,018
Total available-for-sale securities	343,412	227,063
Time deposits	38,810	–
Total short-term investments	$382,222	$227,063

The carrying value of our short-term investments as of December 31, 2006 and 2005 approximated fair value. Realized gains or losses, if any, on these investments were insignificant for the years ended December 31, 2006, 2005 and 2004. Contractual maturities of available-for-sale securities at December 31, 2006 are as follows: $13,092 in 2007, $2,800 in 2008, $0 in 2009, $4,000 in 2010, $4,050 in 2011 and $319,470 maturing after 2019. The Company's investments in auction-rate securities generally have contractual maturities in excess of one year; however, they provide liquidity to the Company every ninety days or less when interest rates are reset through a "Dutch" auction process. The Company invests in investment grade auction-rate securities and, to date, has not participated in any failed auctions.

4. Property and Equipment, net

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2006	December 31, 2005
Buildings	30	$ 56,907	$ 20,162
Computer equipment and purchased software	3	96,986	66,685
Furniture and equipment	5 – 9	50,042	27,949
Land		9,004	9,004
Leasehold land		1,880	1,788
Capital work-in-progress		36,382	53,827
Leasehold improvements	Over shorter of lease term or life of asset	64,492	32,303
Sub-total		315,693	211,718
Accumulated depreciation and amortization		(95,539)	(64,736)
Property and equipment - net		$220,154	$ 146,982

(in thousands, except share and per share data)

Depreciation and amortization expense related to property and equipment was $31,503, $19,311 and $14,442, for the years ended December 31, 2006, 2005 and 2004, respectively.

Leasehold land is leased by the Company from the government of India with lease terms ranging from 90 to 99 years. Lease payments are made at the inception of the lease agreement and amortized over the lease term. Amortization expense of leasehold land is immaterial for the periods presented and is included in depreciation and amortization expense in the Company's consolidated statements of operations and comprehensive income.

5. Goodwill and Intangible Assets, net

Changes in goodwill for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Balance beginning of year	$ 18,223	$ 9,701
Acquisitions	8,534	9,078
Cumulative translation adjustments	433	(556)
Balance end of year	$ 27,190	$ 18,223

In 2006, the increase in goodwill relates to the acquisition of AimNet. In 2005, the increase in goodwill relates to the acquisition of Fathom. No impairment losses were recognized during the three years ended December 31, 2006.

Components of intangibles assets are as follows:

	December 31,		Weighted
	2006	2005	Average Life
Customer relationships	$ 24,971	$ 20,823	9.2 years
Developed technology	2,803	48	4.0 years
Other	1,044	1,044	7.3 years
	28,818	21,915	
Accumulated amortization	(8,355)	(5,638)	
Intangible assets, net	$ 20,463	$ 16,277	

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles totaled $2,660 for 2006, $2,089 for 2005 and $2,005 for 2004. Estimated amortization expenses of the Company's existing intangible assets for the next five years are as follows:

Year	Amount
2007	$ 3,749
2008	$ 3,714
2009	$ 3,698
2010	$ 3,456
2011	$ 2,605

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	December 31,	
	2006	2005
Accrued compensation and benefits	$ 122,419	$ 77,182
Accrued taxes	1,725	3,374
Accrued professional fees	12,221	8,806
Accrued vacation	23,874	12,012
Accrued travel and entertainment	12,177	7,513
Other	29,847	13,781
Total	$ 202,263	$ 122,668

7. Employee Benefits

The Company has a 401(k) Savings Plan which allows eligible U.S. employees of the Company to contribute a percentage of their compensation into the plan and the Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $3,655, $1,577 and $1,046 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company recorded an expense of $5,700 in the year ended December 31, 2006 relating to an operational failure in the administration of the 401(k) Savings Plan. Of such amount, approximately $1,400 related to 2006 and is included in the 2006 matching contribution and approximately $4,300 related to periods prior to 2006. Certain of the Company's employees participate in a defined contribution plan in the United Kingdom and Ireland sponsored by the Company. The costs to the Company related to these plans were not material to the Company's results of operations or financial position for the years presented.

Cognizant India maintains employee benefit plans that cover substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to 12% of their base compensation, which is matched by an equal contribution by Cognizant India. Contribution expense recognized was $6,265, $3,758 and $2,254 for the years ended December 31, 2006, 2005 and 2004, respectively.

Cognizant India also maintains a statutory gratuity plan that is a statutory post-employment benefit plan providing defined lump sum benefits. Cognizant India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company accounts for the gratuity plan in accordance with the provisions of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan".

(in thousands, except share and per share data)

Accordingly, the Company's liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date which was based upon the employees' salary and years of service. As of December 31, 2006 and 2005, the amount accrued under the gratuity plan was $8,552 and $7,535, respectively. Expense recognized by the Company was $4,548, $3,477 and $2,752 for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Income Taxes

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2006	2005	2004
United States	$ 92,157	$ 59,386	$ 33,688
Foreign	185,654	125,886	88,407
Total	$ 277,811	$ 185,272	$ 122,095

The provision of income taxes consists for the following components for the years ended December 31:

	2006	2005	2004
Current:			
Federal and state	$ 48,256	$ 26,218	$ 13,829
Foreign	14,121	15,437	9,100
Total current	62,377	41,655	22,929
Deferred:			
Federal and state	(14,387)	(15,059)	(338)
Foreign	(2,974)	(7,590)	(739)
Total deferred	(17,361)	(22,649)	(1,077)
Total provision	$ 45,016	$ 19,006	$ 21,852

A reconciliation between the Company's effective income tax rate and the U.S. Federal statutory rate is as follows:

	2006	%	2005	%	2004	%
Tax expense, at U.S. Federal statutory rate	$97,234	35.0	$64,845	35.0	$ 42,733	35.0
State and local income taxes, net of Federal benefit	5,048	1.8	3,262	1.8	2,146	1.8
Rate differential on foreign earnings	(55,465)	(20.0)	(36,964)	(19.9)	(21,989)	(18.1)
Repatriation of previously undistributed Indian earnings	–	–	(12,411)	(6.7)	–	–
Other	(1,801)	(0.6)	274	0.1	(1,038)	(0.8)
Total income taxes	$45,016	16.2	$ 19,006	10.3	$ 21,852	17.9

The Company's deferred income tax assets and liabilities are comprised of the following at December 31:

	2006	2005
Deferred income tax assets:		
Net operating losses	$ 43,905	$ 58,010
Revenue recognition	184	–
Compensation and benefits	23,637	15,761
Stock-based compensation	5,283	–
Depreciation and amortization	1,821	332
Other	2,240	1,466
	77,070	75,569
Less valuation allowance	3,989	3,016
Deferred tax assets, net	73,081	72,553
Deferred income tax liabilities:		
Undistributed Indian income	6,080	6,103
Revenue recognition	–	1,732
Other	4,720	4,719
Deferred income tax liabilities	10,800	12,554
Net deferred income tax asset	$ 62,281	$ 59,999

At December 31, 2006, Cognizant has estimated net operating loss carryforwards for U.S. tax purposes of approximately $97,000. For Federal purposes, these losses have expiration dates ranging from December 31, 2022 through December 31, 2025. For State purposes, the date of expiration varies but will generally be less than or equal to the Federal expiration period. The Company has foreign net operating loss carryforwards of approximately $13,000, of which approximately $6,300 relates to pre-acquisition net operating losses. The Company has recorded a full valuation allowance on the foreign net operating loss carryforwards. If tax benefits are recognized through reduction of the valuation allowance, approximately $1,900 of such benefits will reduce goodwill.

Cognizant's Indian subsidiary, Cognizant India, is an export-oriented company, which, under the Indian Income Tax Act of 1961 is entitled to claim tax holidays for a period of ten consecutive years for each Software Technology Park ("STP") with respect to export profits for each STP. Substantially all of the earnings of Cognizant India are attributable to export profits. The majority of the Company's STPs in India are currently entitled to a 100% exemption from Indian income tax. Under current law, these tax holidays will be completely phased out by March 2009. On March 31, 2006, the tax holiday expired for a second STP. The incremental Indian taxes related to the taxable STPs have been incorporated into the Company's effective income tax rate for 2006. For the years ended December 31, 2006, 2005 and 2004, the effect of the income tax holiday was to reduce the overall income tax provision and increase net income by approximately $51,345, $34,664 and $24,208, respectively, and increase diluted EPS by $0.34, $0.24 and $0.17, respectively.

(in thousands, except share and per share data)

Prior to January 1, 2002, it was the Company's intent to repatriate all accumulated earnings from India to the United States. Accordingly, Cognizant provided deferred income taxes on such pre-2002 undistributed earnings. During the first quarter of 2002, Cognizant made a strategic decision to pursue an international strategy that includes expanded infrastructure investments in India and geographic expansion in Europe and Asia. As a component of this strategy, Cognizant intends to use 2002 and future Indian earnings to expand operations outside of the United States instead of repatriating these earnings to the United States. Accordingly, effective January 1, 2002, pursuant to APB No. 23, Cognizant no longer accrues incremental U.S. taxes on all Indian earnings recognized in 2002 and subsequent periods as these earnings are considered to be indefinitely reinvested outside of the United States. As of December 31, 2006, the amount of unrepatriated Indian earnings and total foreign earnings, including unrepatriated Indian earnings, upon which no incremental U.S. taxes have been recorded is approximately $434,841 and $457,580, respectively. If such earnings are repatriated in the future, or no longer deemed to be indefinitely reinvested, Cognizant will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not currently practicable to determine the amount of applicable taxes that would result from such repatriation.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was enacted into law. The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Under the provisions of the Act, in December 2005, the Company repatriated $60,000 of undistributed Indian earnings that were not considered permanently reinvested under APB No. 23 and recorded a net income tax benefit of $12,411, consisting of a reversal of deferred income tax liabilities of $22,939 partially offset by current U.S. and Indian income taxes of $10,528. The U.S. income tax benefit was attributed to the fact that U.S. taxes due under the Act were substantially less than the amount the Company previously accrued, based on the U.S. federal statutory rate of 35%, on such undistributed Indian earnings. The repatriation reduced the Company's effective tax rate for the year ended December 31, 2005 from 17.0% to 10.3% and increased basic and diluted EPS by $0.09 and $0.08, respectively. As of December 31, 2006, the Company has an accrual of approximately $6,100 on remaining pre-2002 undistributed Indian earnings that the Company intends to repatriate in the future.

The Company will continue to assert permanent reinvestment of all Indian earnings after December 31, 2001. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as such earnings are deemed to be permanently reinvested.

9. Capital Stock

On June 13, 2006, the Company's stockholders approved amendments to: (1) the Restated Certificate of Incorporation to increase the maximum number of authorized shares of the Company's capital stock, all classes, from 340,000,000 shares, consisting of (i) 325,000,000 shares of Class A common stock, and (ii) 15,000,000 shares of preferred stock, to 515,000,000 shares, consisting of (x) 500,000,000 shares of Class A common stock, and (y) 15,000,000 shares of preferred stock and (2) the 1999 Incentive Compensation Plan, as amended (the "Incentive Plan") and the Key Employees' Stock Option Plan, as amended (the "Key Employees Plan") to (i) increase the maximum number of shares of Class A common stock reserved for issuance under the Incentive Plan from 37,500,000 to 38,261,580 shares and thereby reserve an additional 761,580 shares of Class A common stock for issuance and (ii) decrease the maximum number of shares of Class A common stock reserved for issuance under the Key Employees Plan by 761,580 from 8,385,000 to 7,623,420 shares.

As a result of the aforementioned amendments to the Incentive Plan and Key Employees Plan, the total number of shares available for issuance under the Company's stock-based compensation plans remains unchanged and there are no more shares available for future grants under the Key Employees Plan.

10. Employee Stock-Based Compensation Plans

The Company has three stock option plans ("Option Plans"):

- The Incentive Plan provides for grants up to 38,261,580 shares to eligible employees and non-employee directors. All options granted under the Incentive Plan are exercisable into one (1) share of the Company's Class A common stock, have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the date of grant. Stock-based compensation expense for Incentive Plan grants is recognized on a straight-line basis over the requisite service period.
- The Key Employees Plan provides for the grant of up to 7,623,420 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible employees. Options granted under this plan may not be grant-

ed at an exercise price less than the fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date. Stock-based compensation expense for Key Employees Plan grants is recognized on a straight-line basis over the requisite service period. Effective June 13, 2006, there are no shares available for future grant and as such no further grants will be made under the Key Employees Plan.

- The Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") provides for the grant of up to 858,000 stock options (each option exercisable into one (1) share of the Company's Class A common stock) to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. These options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date. Stock-based compensation expense for Non-Employee Directors' Plan grants is recognized on a straight-line basis over the requisite service period.

In addition to the Option Plans, the Company maintains the 2004 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the issuance of up to 3,000,000 shares of Class A common stock to eligible employees. The Purchase Plan provides for eligible employees to purchase whole shares of Class A common stock at a price of 90% of the lesser of: (a) the fair market value of a share of Class A common stock on the first date of the purchase period or (b) the fair market value of a share of Class A common stock on the last date of the purchase period. Stock-based compensation expense for the Purchase Plan is recognized over the vesting period of three months on a straight-line basis. No employee can purchase more than $25 worth of stock annually, and no stock can be purchased by any person which would result in the purchaser owning more than five percent or more of the total combined voting power or value of all classes of stock of the Company.

The Company currently utilizes authorized, available shares to satisfy stock option exercises under its Option Plans and issuances under its Purchase Plan. During the year ended December 31, 2006, stock-based compensation expense and related income tax benefits reflected in the Company's operating results were $29,934, and $5,943, respectively. The allocation of stock-based compensation expense between cost of revenues and selling, general and administrative expenses was as follows:

	For the Year Ended December 31, 2006
Cost of revenues	$ 13,400
Selling, general and administrative expenses	16,534
Total stock-based compensation expense	$ 29,934

The effect of adopting SFAS No. 123R on selected reported items as compared to amounts that would have been reported under APB No. 25, including income tax benefits of $3,915 after considering changes to the geographic mix of taxable income attributed to the adoption of SFAS No. 123R, is presented in the following table:

	For the Year Ended December 31, 2006
	(Decrease) Increase
Income before provision for income taxes	$ (29,934)
Net income	$ (26,019)
Net cash provided by operating activities	$ (33,249)
Net cash provided by financing activities	$ 33,249
Basic earnings per share	$ (0.18)
Diluted earnings per share	$ (0.17)

A summary of changes in the Option Plans for the year ended December 31, 2006 is as follows:

	Number of Options	Weighted Average Exercise Price (in dollars)	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	15,557,055	$ 13.29		
Granted	2,072,650	$ 63.67		
Exercised	(2,800,689)	$ 11.06		
Cancelled	(377,783)	$ 28.82		
Expired	(3,875)	$ 34.78		
Outstanding at December 31, 2006	14,447,358	$ 20.55	6.12	$ 816,842
Vested and expected to vest at December 31, 2006	13,721,277	$ 19.22	6.00	$ 795,894
Exercisable at December 31, 2006	9,172,363	$ 9.84	4.98	$ 617,458

(in thousands, except share and per share data)

During August 2006, the Company granted 500,000 option shares under the 1999 Incentive Plan to four executive officers. In December 2006, the Company recorded a net expense of $293 relating to the modification of stock option awards of a non-employee director. As of December 31, 2006, the total remaining unrecognized stock-based compensation cost related to non-vested stock options expected to vest amounted to $56,233, which will be amortized over the weighted-average remaining requisite service period of 1.97 years. The total intrinsic value of options exercised was $156,580, $186,118 and $119,014 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, the Company has 1,573,123 and 2,030,038 shares available for future stock option grants and issuances under the Option Plans and Purchase Plan, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for years ended December 31, 2005 and 2004.

	2005	2004
Net income, as reported	$ 166,266	$ 100,243
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	–	–
Deduct: Total stock-based employee compensation determined using the fair value-based method for all awards, net of related tax effects	17,990	15,193
Pro forma net income	$ 148,276	$ 85,050
Earning per share:		
Basic – as reported	$ 1.22	$ 0.77
Basic – pro forma	$ 1.09	$ 0.65
Diluted – as reported	$ 1.13	$ 0.70
Diluted – pro forma	$ 1.01	$ 0.60

The fair value of each stock option was estimated on the date of grant using a Black-Scholes option-pricing model. For the year ended December 31, 2006, expected volatility was calculated using implied market volatilities. In addition, the expected term, which represents the period of time, measured from the grant date, that vested options are expected to be outstanding, was derived by incorporating exercise and post-vest termination assumptions, based on historical data, in a Monte Carlo simulation model. For years ended December 31, 2005 and 2004, expected volatility was based on historical volatility of the Company's Class A common stock and the expected term was based on historical employee exercise behavior. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The Black-Scholes model also incorporates forfeiture assumptions based on an analysis of historical data. The Company does not pay dividends.

The fair values of option grants, including the Purchase Plan, were estimated at the date of grant with the following assumptions:

	For the Year Ended December 31,		
	2006	2005	2004
Dividend yield	0 %	0 %	0 %
Weighted average volatility factor:			
Option plans	36.05 %	44.20 %	46.00 %
Purchase plan	34.70 %	43.77 %	46.00 %
Weighted average expected life (in years):			
Option plans	5.23	4.00	4.00
Purchase plan	0.25	0.25	0.25
Weighted average risk-free interest rate:			
Option plans	4.79 %	3.77 %	3.11 %
Purchase plan	4.71 %	2.81 %	1.26 %
Weighted average fair value:			
Option plans	$ 25.87	$ 16.52	$ 10.06
Purchase plan	$ 10.79	$ 8.51	$ 5.03

During the year ended December 31, 2006, the Company issued 365,827 shares of Class A common stock under the Purchase Plan with a total vested fair value of approximately $3,946.

(in thousands, except share and per share data)

11. Commitments

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2015. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2006 are as follows:

2007	$ 24,361
2008	24,119
2009	22,657
2010	20,152
2011	15,207
Thereafter	7,474
Total minimum lease payments	$113,970

Rental expense totaled $24,743, $17,499 and $11,560 for years ended December 31, 2006, 2005 and 2004, respectively.

In November 2006, the Company announced the expansion of its existing India real estate development program to include over three million square feet of new space, which is inclusive of the 900,000 square feet of space that was added to the planned construction program in February 2006. The expanded program, expected to commence in the first quarter of 2007, will include the expenditure of approximately $200,000 through the end of 2008 on land acquisition, facilities construction and furnishings to build new fully-owned state-of-the-art development centers in regions primarily designated as Special Economic Zones located in Chennai, Pune, Kolkata, Hyderabad and Coimbatore, India. As of December 31, 2006, the Company had outstanding fixed capital commitments of approximately $57,695 related to this India development center expansion program.

12. Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

The Company entered into a Distribution Agreement, dated January 7, 2003, with IMS Health (the "Distribution Agreement"), that provides, among other things, that IMS Health and the Company will comply with, and not take any action during the relevant time period that is inconsistent with, the representations made to and relied upon by McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. In addition, pursuant to the Distribution Agreement, the Company indemnified IMS Health for any tax liability to which they may be subject as a result of the exchange offer but only to the extent that such tax liability resulted solely from a breach in the representations of the Company made to and were relied upon by

(in thousands, except share and per share data)

McDermott, Will & Emery in connection with rendering its opinion regarding the U.S. federal income tax consequences of the exchange offer. If the Company breaches any of its representations in connection with the Distribution Agreement, the related indemnification liability could be material to the Company's results of operations, financial position and cash flows.

13. Segment Information

The Company's reportable segments are: Financial Services, which includes customers providing banking/transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing/Retail/Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media and information services, telecommunications, and high technology operating segments. The Company's sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company's chief operating decision maker evaluates the Company's performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the Company's development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock-based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as "unallocated" and adjusted only against the total income from operations of the Company. Additionally, management has determined that it is not practical to allocate identifiable assets, by segment, since such assets are used interchangeably among the segments.

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing/Retail/Logistics, and Other reportable segments for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Revenues:			
Financial services	$ 679,901	$ 440,958	$ 290,432
Healthcare	330,860	176,102	116,370
Manufacturing/retail/logistics	209,703	152,536	105,328
Other	203,803	116,234	74,543
Total revenue	$1,424,267	$ 885,830	$ 586,673
Segment operating profit:			
Financial services	$ 254,115	$ 153,542	$ 104,074
Healthcare	135,374	71,226	47,294
Manufacturing/retail/logistics	73,443	46,210	38,842
Other	63,657	39,100	30,820
Total segment operating profit	526,589	310,078	221,030
Less: unallocated costs[1]	267,646	132,366	101,915
Less: other costs[2]	–	96	1,495
Income from operations	$ 258,943	$ 177,616	$ 117,620

(1) Includes $29,934 of stock-based compensation expense for the year ended December 31, 2006. Results for 2005 and 2004 do not include such expense.

(2) Represents costs related to the wind-down of the Company's development facility in Limerick, Ireland. The costs associated with the closure of this facility have been disclosed separately since these costs were not allocated to a reportable segment in management's internal reporting. All costs have been paid as of December 31, 2005.

Geographic Area Information

Revenue and long-lived assets, by geographic area, are as follows:

	North America[2]	Europe[3]	Asia[5]	Total
2006				
Revenues[1]	$1,227,641	$ 183,868	$ 12,758	$1,424,267
Long-lived assets[4]	$ 50,792	$ 6,328	$ 210,687	$ 267,807
2005				
Revenues[1]	$ 772,775	$ 103,707	$ 9,348	$ 885,830
Long-lived assets[4]	$ 34,956	$ 6,850	$ 139,676	$ 181,482
2004				
Revenues[1]	$ 508,432	$ 73,707	$ 4,534	$ 586,673
Long-lived assets[4]	$ 16,105	$ 8,483	$ 87,944	$ 112,532

(1) Revenues are attributed to regions based upon customer location.

(2) Substantially all relates to operations in the United States.

(3) Includes revenue from operations in United Kingdom of $134,926, $80,834 and $61,223 in 2006, 2005 and 2004, respectively.

(4) Long-lived assets include property and equipment and intangible assets, net of accumulated depreciation and amortization, respectively, and goodwill.

(5) Substantially all of these long-lived assets relate to the Company's operations in India.

No customer accounted for revenues in excess of 10% of total revenues in 2006 and 2005. One customer, JPMorgan Chase, accounted for 13.7% of revenues in 2004.

(in thousands, except share and per share data)

14. Quarterly Financial Data (Unaudited)

Summarized quarterly results for the two years ended December 31, 2006 are as follows:

2006	Three Months Ended March 31	June 30	September 30	December 31	Full Year
Operating revenue	$285,479	$336,836	$377,522	$424,430	$1,424,267
Income from operations[1]	$ 53,156	$ 60,671	$ 68,764	$ 76,352	$ 258,943
Net income[1]	$ 47,164	$ 55,071	$ 61,027	$ 69,533	$ 232,795
Basic EPS[1]	$ 0.34	$ 0.39	$ 0.43	$ 0.49	$ 1.65
Diluted EPS[1]	$ 0.32	$ 0.37	$ 0.40	$ 0.46	$ 1.55

2005	Three Months Ended March 31	June 30	September 30	December 31	Full Year
Operating revenue	$181,681	$211,711	$235,536	$256,902	$885,830
Income from operations	$ 37,187	$ 42,368	$ 47,021	$ 51,040	$177,616
Net income	$ 31,978	$ 36,032	$ 40,583	$ 57,673[3]	$166,266[3]
Basic EPS	$ 0.24	$ 0.27	$ 0.30	$ 0.42[3]	$ 1.22[2][3]
Diluted EPS	$ 0.22	$ 0.25	$ 0.28	$ 0.39[3]	$ 1.13[2][3]

(1) Includes the effect of the adoption of SFAS 123R. For additional information, refer to Note 10.

(2) EPS for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the EPS for each of the four quarters may not equal the EPS for the year.

(3) Includes one-time tax benefit of $12,411, or $0.09 per basic EPS and $0.08 per diluted EPS, related to the repatriation of $60,000 of Indian earnings under the Act. For additional information, refer to Note 8.

Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial data set forth below as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 has been derived from the audited financial statements included elsewhere herein. Our selected consolidated financial data set forth below as of December 31, 2004, 2003 and 2002 and for each of the years ended December 31, 2003 and 2002 are derived from the audited financial statements not included elsewhere herein. Our selected consolidated financial information for 2006, 2005 and 2004 should be read in conjunction with the Consolidated Financial Statements and the Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations which are included elsewhere in this Annual Report.

	Year Ended December 31,				
	2006(1)	2005(2)	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues	$1,424,267	$ 885,830	$ 586,673	$ 365,656	$ 208,657
Revenues - related party	–	–	–	2,575	20,429
Total revenues	1,424,267	885,830	586,673	368,231	229,086
Cost of revenues (exclusive of depreciation and amortization expense shown separately below)	787,923	479,915	319,810	199,724	122,701
Selling, general and administrative expenses	343,238	206,899	132,796	84,259	53,345
Depreciation and amortization expense	34,163	21,400	16,447	11,936	7,842
Income from operations	258,943	177,616	117,620	72,312	45,198
Other income (expense), net:					
Interest income	17,615	8,982	4,389	2,128	1,808
Split-off costs	–	–	–	(2,010)	(1,680)
Other income (expense) – net	1,253	(1,326)	86	(199)	(235)
Total other income (expense), net	18,868	7,656	4,475	(81)	(107)
Income before provision for income taxes	277,811	185,272	122,095	72,231	45,091
Provision for income taxes	45,016	19,006	21,852	14,866	10,529
Net income	$ 232,795	$ 166,266	$ 100,243	$ 57,365	$ 34,562
Basic earnings per share	$ 1.65	$ 1.22	$ 0.77	$ 0.46	$ 0.29
Diluted earnings per share	$ 1.55	$ 1.13	$ 0.70	$ 0.42	$ 0.27
Weighted average number of common shares outstanding – Basic	140,858	136,494	130,990	125,011	118,479
Weighted average number of common shares outstanding – Diluted	150,562	146,895	142,556	135,814	127,387
Consolidated Statement of Financial Position Data:					
Cash and cash equivalents	$ 265,937	$ 196,938	$ 199,296	$ 144,371	$ 69,111
Working capital	790,888	509,628	340,189	220,873	135,121
Total assets	1,325,981	869,893	572,745	365,300	231,903
Stockholders' equity	1,073,499	714,145	453,529	274,070	165,481

(1) Includes the impact of our adoption of SFAS No. 123R effective January 1, 2006. For additional information, refer to Note 10 (Employee Stock-Based Compensation Plans) to our consolidated financial statements which are included elsewhere herein.

(2) For the year ended December 31, 2005, our consolidated statement of operations data includes the reduction of income tax expense (one-time income tax benefit) of $12,411, $0.09 per basic earnings per share and $0.08 per diluted earnings per share related to the repatriation of $60,000 of Indian earnings pursuant to the American Jobs Creation Act of 2004.

Performance Graph

The following graph compares the cumulative total stockholder return on our Class A Common Stock with the cumulative total return of companies in the NASDAQ 100 Index, S&P MidCap 400 Index, S&P 500 Index and a Peer Group Index[1] (capitalization weighted) for the five years ended December 31, 2006. We were added to the S&P 500 Index after the close of trading on November 16, 2006. Accordingly, we are including both the S&P MidCap 400 Index, which we used as our equity market index for the fiscal year ended December 31, 2005, and the S&P 500 Index. The graph assumes $100 investment on December 31, 2001 in our Class A Common Stock, the NASDAQ 100 Index, the S&P MidCap 400 Index, the S&P 500 Index and the Peer Group Index[1] (capitalization weighted) and assumes reinvestment of all dividends. The stock performance shown on the graph below is not indicative of future price performance.

Comparison of Cumulative Total Return

Comparison of Five Year Cumulative Return Among Cognizant, the NASDAQ 100 Index, the S&P MidCap 400 Index, the S&P 500 Index and a Peer Group Index[1] (Capitalization Weighted)


$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Company/Index	Base Period 12/31/01	Years Ending 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Cognizant Technology Solutions	100	176.26	334.11	619.77	736.02	1129.72
S&P Midcap 400 Index	100	85.49	115.94	135.05	152.00	167.69
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03
NASDAQ 100	100	62.42	93.08	102.79	104.32	111.40
Peer Group[1]	100	87.33	132.19	166.67	182.11	243.71

(1) We have constructed a Peer Group Index of other information technology consulting firms consisting of Accenture Ltd., Computer Horizons Corp., Computer Task Group, Inc., Covansys Corporation, Diamond Cluster International, Inc., iGate Corp., Infosys Technologies Ltd., Keane, Inc., Sapient Corp., Satyam Computer Services Ltd., Syntel, Inc. and Wipro Ltd. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry.

Corporate Information

Directors

John E. Klein [1,2,3]
Chairman of the Board
Cognizant,
President and
Chief Executive Officer
Polarex, Inc.

Lakshmi Narayanan
Vice Chairman
Cognizant

Robert W. Howe [1,2,3]
Chairman
ADS Financial Services Solutions

Robert E. Weissman [1,3]
Chairman
Shelburne Investments

Thomas M. Wendel [2,3]
Former Chief Executive Officer
Bridge Information Systems

Francisco D'Souza
President and
Chief Executive Officer
Cognizant

Board Committees:
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate
Governance Committee

Executive Officers

Lakshmi Narayanan
Vice Chairman

Francisco D'Souza
President and
Chief Executive Officer

Gordon J. Coburn
Chief Financial and
Operating Officer,
Secretary and Treasurer

Ramakrishnan Chandrasekaran
President and Managing Director,
Global Delivery

Rajeev Mehta
Chief Operating Officer,
Global Client Services

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1.800.937.5449

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2006 Annual Report to Stockholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the Nasdaq National Market.

Trading for the Company's Class A common stock began June 19, 1998. As of March 31, 2007, there were approximately 226 holders of record of the Company's Class A common stock and 42,475 beneficial holders of the Company's Class A common stock.

The Company has never paid dividends on its Class A common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated.

Fiscal 2006	High	Low
1st Quarter	$ 60.16	$ 49.20
2nd Quarter	$ 69.01	$ 56.88
3rd Quarter	$ 75.06	$ 61.05
4th Quarter	$ 82.21	$ 72.63

Fiscal 2005	High	Low
1st Quarter	$ 48.62	$ 35.86
2nd Quarter	$ 50.17	$ 39.94
3rd Quarter	$ 50.05	$ 44.00
4th Quarter	$ 52.25	$ 43.00

Executive Offices

Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for stockholders will be held at 9:30 am on June 7, 2007 at the Company's headquarters, Glenpointe Centre West, 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666.

Legal Counsel

Morgan, Lewis and Bockius, LLP
502 Carnegie Center
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web: http://www.cognizant.com.

Investor Relations

Requests for financial informatio
should be sent to:
Gordon J. Coburn
Chief Financial and Operating Off
Cognizant Technology Solutions
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, NJ 07666
Phone: 201.801.0233



World Headquarters
Glenpointe Centre West
500 Frank W. Burr Blvd.
Teaneck, New Jersey 07666
phone: 201.801.0233
fax: 201.801.0243
toll free: 888.937.3277
www.cognizant.com

